SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Metrocall Holdings, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

59164X 10 5
(CUSIP Number)

Thomas R. Stephens
Bartlit Beck Herman Palenchar & Scott LLP
1899 Wynkoop, Suite 800
Denver, Colorado 80202
(303) 592-3100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 28, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. _

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, should be filed with the Commission. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 59164X 10 5

      1.      Names of Reporting Persons.
               I.R.S. Identification Nos. of above persons (entities only).

               Scion Capital, LLC

      2.      Check the Appropriate Box if a Member of a Group (See Instructions)

               (A)
               (B)

      3.      SEC Use Only

      4.      Source of Funds (See Instructions)    OO

      5.      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      6.      Citizenship or Place of Organization    Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	394,939 394,939

      11.      Aggregate Amount Beneficially Owned by Each Reporting Person    394,939

      12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

      13.      Percent of Class Represented by Amount in Row (11)    7.2%

      14.      Type of Reporting Person (See Instructions)    OO

CUSIP No. 59164X 10 5

      1.      Names of Reporting Persons.
               I.R.S. Identification Nos. of above persons (entities only).

               Scion Qualified Funds, LLC

      2.      Check the Appropriate Box if a Member of a Group (See Instructions)

               (A)
               (B)

      3.      SEC Use Only

      4.      Source of Funds (See Instructions)    OO

      5.      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      6.      Citizenship or Place of Organization    Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	307,385 307,385

      11.      Aggregate Amount Beneficially Owned by Each Reporting Person    307,385

      12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

      13.      Percent of Class Represented by Amount in Row (11)    5.6%

      14.      Type of Reporting Person (See Instructions)    OO

CUSIP No. 59164X 10 5

      1.      Names of Reporting Persons.

               I.R.S. Identification Nos. of above persons (entities only).

               Dr. Michael J. Burry

      2.      Check the Appropriate Box if a Member of a Group (See Instructions)

               (A)
               (B)

      3.      SEC Use Only

      4.      Source of Funds (See Instructions)    Not applicable

      5.      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      6.      Citizenship or Place of Organization    United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	394,939 394,939

      11.      Aggregate Amount Beneficially Owned by Each Reporting Person    394,939

      12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

      13.      Percent of Class Represented by Amount in Row (11)    7.2%

      14.      Type of Reporting Person (See Instructions)    IN

               Items 2, 3, 4, 5 and 7 of the statement on Schedule 13D relating to the Common Stock, $0.01 par value per share (the “Common Stock”) of Metrocall Holdings, Inc., a Delaware corporation (“Metrocall”) previously filed by Scion Capital, LLC (“Scion”)and Dr. Michael J. Burry, by virtue of their indirect beneficial ownership of Common Stock, are hereby amended.

Item 2.    Identity and Background

               No change except for the addition of the following:

               Scion Qualified Funds, LLC (“Scion Qualified”) is a Delaware limited liability company. Scion Qualified’s business address is 1731 Technology Drive, Suite 550, San Jose, CA 95110. During the last five years, Scion Qualified has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Scion Qualified, together with Scion and Dr. Burry, are referred to as the “Reporting Persons.”

Item 3.    Source and Amount of Funds or Other Consideration

               No change except for the addition of the following:

               Scion Qualified and Scion Funds LLC (the “Funds”) used a total of $1,105,106 to acquire shares of Common Stock listed on Exhibit A. All amounts used by the Funds to acquire Common Stock were derived from the Funds’ capital available for investment.

Item 4.    Purpose of Transaction

               No change except for the addition of the following:

               On May 28, 2004, Dr. Burry sent the letter attached to this Statement as Exhibit 99.2 to Mr. Royce Yudkoff, Chairman of the Board of Metrocall, which letter is hereby incorporated in its entirety. As indicated in the letter, the Reporting Persons continue to believe that the proposed merger between Metrocall and Arch is not fair to Metrocall stockholders.

               If the Metrocall Board of Directors fails to take action to improve the consideration being paid in the proposed merger to Metrocall stockholders, the Reporting Persons will consider communicating their views to other stockholders. In that connection, the Reporting Persons have demanded, pursuant to Delaware law, a copy of Metrocall’s stockholder list. The Reporting Person’s demand letter is attached to this Statement as Exhibit 99.3 and incorporated in its entirety.

               In addition, the Reporting Persons may consider other action that, in the opinion of the Reporting Persons, is reasonably designed to cause the Metrocall Board of Directors to take appropriate action in connection with improving the terms of the merger for Metrocall stockholders. The Reporting Persons may also determine to exercise their appraisal rights under Delaware law.

               The Reporting Persons do not intend to engage in a control transaction or a contested solicitation for the election of Metrocall’s Board of Directors.

               The Funds’ acquisition of Common Stock since May 25, 2004 was for the purpose of increasing the Funds’ equity stake in Metrocall. The Reporting Persons intend to continuously review the Funds’ investment in Metrocall. Depending upon their evaluation of Metrocall’s prospects and upon future developments (including, but not limited to, the merger agreement Metrocall recently announced with Arch, the performance of the Common Stock in the market, availability of funds, alternative uses of funds, and general stock market and economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase additional Common Stock or dispose of all or a portion of the Common Stock held by such person. Any such additional purchases or sales of the Common Stock may be in open market or privately-negotiated transactions or otherwise.

Item 5.    Interest in Securities of the Issuer

               No change except for the addition of the following:

               By virtue of the relationships previously reported in this Statement, each of Scion and Dr. Burry may be deemed to beneficially own 394,939 shares of Common Stock, or approximately 7.2% of the outstanding shares of Common Stock (based on 5,462,285 shares of Common Stock outstanding, according to Metrocall’s quarterly report on Form 10-Q for the quarter ended March 31, 2004). Such shares of Common Stock are directly held by the Funds. Scion and Dr. Burry have sole voting power and sole investment power with respect to such shares.

               Scion Qualified directly beneficially owns 307,385 shares of Common Stock, or approximately 5.6% of the outstanding shares of Common Stock (based on 5,462,285 shares of Common Stock outstanding, according to Metrocall’s quarterly report on Form 10-Q for the quarter ended March 31, 2004).

               No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by the Reporting Persons. The transactions in shares of Common Stock effected by the Reporting Persons since May 25, 2004 are set forth on Exhibit A. All such transactions were effected by the Funds on the Nasdaq National Market.

Item 7.    Exhibits

               No change except for the addition of the following:

Exhibit 99.2	Letter dated May 28, 2003 from Dr. Michael J. Burry to Royce Yudkoff, Chairman of the Board of Directors of Metrocall Holdings, Inc.

Exhibit 99.3	Letter dated May 28, 2003 from Dr. Michael J. Burry to Metrocall Holdings, Inc.

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 28, 2004 _____________________________________________ Dr. Michael J. Burry, individually and as managing member of Scion Capital, LLC, managing member of Scion Qualified Funds, LLC

EXHIBIT A

Transaction Date	Shares	Unit Price
5/26/04	1,000	68.3782
5/26/04	2,665	68.3782
5/27/04	400	68.9783
5/27/04	2,000	68.9783
5/28/04	2,000	68.8895
5/28/04	7,998	68.8895